Exhibit 6.11

UNSECURED PROMISSORY NOTE AMENDMENT

(LUMP-SUM PAYMENT)

Whereas RoyaltyTraders, LLC dba SongVest (the “Borrower”) entered into an unsecured promissory note with The Kingdom Trust Company, Custodian, FBO Sean Peace IRA (the “Holder”) on May 27, 2022;

And whereas the provisions agreed to by the Borrower and the Holder and as stated by the original unsecured promissory note have not changed;

Borrower and Holder agree to amend the original unsecured promissory note as of September 19, 2022 to increase the principal sum of the note by fifty thousand dollars ($50,000.00), from the original $200,000.00 to $250,000.00, without altering any terms of the agreement.

RoyaltyTraders, LLC dba SongVest

By:	/s/ Zac Anderson

Name:	Zac Anderson

Title:	CFO

Date:	September 19, 2022

HOLDER NAME, if not an individual

By:	/s/ Sean Peace

Name:	Sean Peace

Title:	Founder/CEO

Date:	September 19, 2022